Exhibit 99.3

ENTRÉE RESOURCES ANNOUNCES SECOND QUARTER 2022 RESULTS

VANCOUVER, BC, Aug. 8, 2022 /CNW/ - Entrée Resources Ltd. (TSX: ETG) (OTCQB: ERLFF) (the "Company" or "Entrée") has today filed its interim financial results for the second quarter ended June 30, 2022. All numbers are in U.S. dollars unless otherwise noted.

Q2 2022 HIGHLIGHTS

Oyu Tolgoi Underground Development Update

The Oyu Tolgoi project in Mongolia includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by Entrée's joint venture partner Oyu Tolgoi LLC ("OTLLC") and the Entrée/Oyu Tolgoi joint venture property (the "Entrée/Oyu Tolgoi JV Property"), which is a partnership between Entrée and OTLLC. On August 4, 2022, OTLLC's 66% shareholder Turquoise Hill Resources Ltd. ("Turquoise Hill") provided an update on Oyu Tolgoi underground development:

  COVID-19 cases identified at Oyu Tolgoi continued at low levels in the second quarter 2022 and the testing regime has been eased. OTLLC has continued to progressively increase on-site personnel numbers with the workforce in the second quarter 2022 approaching full capacity. OTLLC's major focus continues to be the safety and wellbeing of its workers. Ongoing monitoring of COVID-19 cases continues, and controls will continue to be reviewed, as necessary.
  During the second quarter 2022, the underground project achieved a significant milestone with the blasting of the first two Panel 0 draw bells on the Oyu Tolgoi mining licence ahead of schedule. The third draw bell subsequently fired on July 29, 2022. The timing of sustainable production from Panel 0 on the Oyu Tolgoi mining licence is trending earlier in the first half 2023.
  Underground production activities, including undercut blasting and on-footprint construction work such as roadways and steel set construction, continue to progress well. During the second quarter 2022, a total of 26,098 metres of undercut drilling, 2,071 metres of draw bell drilling and 8,061 square metres of undercut blasting were completed.
  Turquoise Hill has completed its review of the 2022 cost and schedule update for the underground project. The 2022 cost and schedule update has resulted in an increase of the total expected underground development capital from $6.75 billion to $7.06 billion. The increase incorporates known and future incremental COVID-19 costs, escalation, associated taxes, and minor impacts of changes in labor laws.
  The Shaft 3 headframe was commissioned and sinking commenced on March 31, 2022, with the cumulative sinking level at 183 metres below ground level as at July 3, 2022. Shaft 4 advancement was 288 metres below ground level as at July 3, 2022. The rate of progress in Shafts 3 and 4 improved during the quarter due to the optimization work program to maximize the productivity of their development. The 2022 cost and schedule update identified an approximate 15-month delay in the commissioning of Shafts 3 and 4 from the schedule in the Definitive Estimate. As previously disclosed, Turquoise Hill now expects Shafts 3 and 4 to be commissioned in the first half 2024, and it continues to monitor progress closely against the 2022 schedule update. Shafts 3 and 4 are required to provide ventilation to support production from Panels 1 and 2 during ramp up to 95,000 tonnes per day. The impact of the shaft delays on the commencement of Panels 1 and 2 is currently under assessment by OTLLC. The Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property is located in the northern portion of Panel 1.
  At the end of June 2022, cumulative underground development on the Oyu Tolgoi mining licence is 70,939 equivalent metres and cumulative Conveyor to Surface advancement is 16,088 equivalent metres.
  Design optimization work for Lift 1 on the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property continues with the aim of minimizing risk and maximizing productivity. To support ongoing mining studies, additional data continues to be collected from surface and underground drilling. During the second quarter 2022, drilling was focused on the northern part of Panel 1, the southern part of Panel 2 and Lift 2. For the remainder of 2022, drilling is designed to target Lift 2 and future mining areas which are on the Lift 1 horizon and currently excluded from the mineral reserve. OTLLC has scheduled the Lift 1 Panel 1 design optimization study for completion in early 2023.

Entrée/Oyu Tolgoi JV Property Update

  For Panel 1 drilling on the Entrée/Oyu Tolgoi JV Property, the Entrée/Oyu Tolgoi joint venture (the "Entrée/Oyu Tolgoi JV") has approved a budget with diamond drill holes targeting Hugo North Extension Lifts 1 and 2. Drilling in 2022 is now expected to comprise ~15 underground holes that will all be collared from underground drill stations along the eastern boundary of the porphyry mineralized footprint on the Oyu Tolgoi mining licence but crossing onto the Entrée/Oyu Tolgoi JV Property.  As of early August, 11 of the underground holes have been drilled, which includes ~1,575 metres of Lift 1 drilling and ~1,823 metres of Lift 2 drilling out of a total ~5,085 metres expected to be drilled on the Entrée/Oyu Tolgoi JV Property. In addition, two surface diamond drill holes totalling ~3,560 metres are scheduled to be drilled starting in August. These two holes will be entirely on the Entrée/Oyu Tolgoi JV Property and will target the northern portion of the Hugo North Extension deposit. Analytical results of all drillholes are pending. The timing and scope of the Panel 1 drilling is still subject to change.
  With the relaxation of COVID-19 related restrictions in Mongolia, exploration drilling programs resumed in 2022. On the Shivee Tolgoi mining licence, three reverse circulation ("RC") holes totalling 900 metres and one 800 metre diamond drill hole have been completed at the North Ulaan Khud target. Analytical results are pending. An additional three planned RC holes totalling 900 metres at North Ulaan Khud, as well as three planned diamond drill holes totalling 2,200 metres at the Airstrip target are underway. On the Javhlant mining licence, five RC holes totalling 1,500 metres are planned for each of the Bumbat Ulaan and West Mag targets, with drilling expected to commence in the third quarter 2022.
  The Company continues to monitor the situation in Mongolia including with respect to possible delays to commencement of Panel 1. The Company will assess the potential impact of any delays as it becomes aware of them and will update the market accordingly.
  On May 26, 2022, the Company announced it has commenced binding arbitration proceedings to seek declarations and orders for specific performance relating to certain provisions of the Equity Participation and Earn-in Agreement (the "Earn-in Agreement") with Turquoise Hill dated October 15, 2004, as amended and subsequently assigned to OTLLC and the Joint Venture Agreement appended to the Earn-in Agreement (the "Entrée/Oyu Tolgoi JVA"). The parties have been operating under the terms of the Entrée/Oyu Tolgoi JVA since OTLLC completed its earn-in obligations on the Entrée/Oyu Tolgoi JV Property in 2008. The Company will provide updates on the arbitration as developments warrant.

Corporate

  Operating loss was $0.7 million and $1.3 million for the three and six month periods of 2022, respectively, compared to $0.6 million and $1.1 million in the comparative periods of 2021.
  Operating cash outflow before changes in non-cash working capital items was $0.7 million and $1.2 million for the three and six month periods of 2022, respectively, compared to $0.6 million and $1.0 million in the comparative periods of 2021.
  As at June 30, 2022, the cash balance was $7.7 million and the working capital balance was $7.6 million.
  In Q2 2022, the Company welcomed Teresa Conway, Allan Moss and Paula Rogers to its Board of Directors (the "Board"), to join Alan Edwards, Michael Price and Stephen Scott. Mark Bailey, Anna El-Erian and James Harris did not stand for re-election at the Company's Annual General Meeting held on June 16, 2022 (the "AGM"). Following the AGM, Alan Edwards was appointed Non-Executive Chair of the Board.

OUTLOOK AND STRATEGY

With the commencement of the Lift 1 Panel 0 undercut, Turquoise Hill's renewed partnership with the Government of Mongolia and execution of a comprehensive funding plan for the world class Oyu Tolgoi underground mine, Entrée's primary objective for the 2022 year is to confirm the transfer of the Shivee Tolgoi and Javhlant mining licences to OTLLC as manager of the Entrée/Oyu Tolgoi JV, either in conjunction with finalization and execution of amendments to the Entrée/Oyu Tolgoi JVA, or enforcement of certain provisions of the Earn-in Agreement and Entrée/Oyu Tolgoi JVA pursuant to binding arbitration proceedings. The parties have been operating under the terms of the Entrée/Oyu Tolgoi JVA since OTLLC completed its earn-in obligations on the Entrée/Oyu Tolgoi JV Property in 2008. The form of Entrée/Oyu Tolgoi JVA was agreed between the parties in 2004, prior to the execution of the 2009 Oyu Tolgoi Investment Agreement among the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill and commencement of underground development. The Company currently is registered in Mongolia as the 100% ultimate holder of the Shivee Tolgoi and Javhlant mining licences.

The Company believes that amendments that align the interests of all stakeholders as they are now understood, would be in the best interests of all stakeholders, provided there is no net erosion of value to Entrée. No agreements have been finalized and there are no assurances agreements may be finalized in the future.

The Company's interim financial statements and Management's Discussion and Analysis ("MD&A") for the second quarter ended June 30, 2022 are available on the Company's website at www.EntreeResourcesLtd.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

QUALIFIED PERSON

Robert Cinits, P.Geo., consultant to Entrée and the Company's former Vice President, Corporate Development, and a Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has approved the technical information in this release. For further information on the Entrée/Oyu Tolgoi JV Property, see the Company's Technical Report (the "2021 Technical Report"), titled "Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report", with an effective date of October 8, 2021, available on the Company's website at www.EntreeResourcesLtd.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

ABOUT ENTRÉE RESOURCES LTD.

Entrée Resources Ltd. is a well-funded Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world's largest copper-gold projects – the Oyu Tolgoi project in Mongolia. Entrée has a 20% or 30% carried participating interest in the Entrée/Oyu Tolgoi JV, depending on the depth of mineralization. Royalty North Partners, Rio Tinto and Turquoise Hill are major shareholders of Entrée, holding approximately 25%, 9% and 7% of the shares of the Company, respectively.  More information about Entrée can be found at www.EntreeResourcesLtd.com.

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to corporate strategies and plans; requirements for additional capital; uses of funds and projected expenditures; arbitration proceedings, including the potential benefits, timing and outcome of the arbitration proceedings; the Company's plans to continue discussions with OTLLC and Turquoise Hill regarding potential amendments to the Entrée/Oyu Tolgoi JVA; the expectations set out in OTLLC's 2020 Oyu Tolgoi Mongolian Statutory Study and the 2021 Technical Report on the Company's interest in the Entrée/Oyu Tolgoi JV Property; timing and status of Oyu Tolgoi underground development; the expected timing of sustainable production from Panel 0 on the Oyu Tolgoi mining licence; the nature of the ongoing relationship and interaction between Oyu Tolgoi project stakeholders and the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the key agreements entered into between Turquoise Hill, Rio Tinto and the Government of Mongolia are implemented along with the implementation of Resolution 103; the mine design for Hugo North Lift 1 Panel 0 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North (including Hugo North Extension) Lift 1 and the possible outcomes, content and timing thereof; the timing and progress of the sinking of Shafts 3 and 4 and any delays in that regard in addition to previously disclosed delays; timing and amount of production from Lift 1 of the Entrée/Oyu Tolgoi JV Property, potential production delays and the impact of any delays on the Company's cash flows, expected copper, gold and silver grades, liquidity, funding requirements and planning; future commodity prices; the potential impact of COVID-19 on Oyu Tolgoi underground development and the Company's business, operations and financial condition; the estimation of mineral reserves and resources; projected mining and process recovery rates; estimates of capital and operating costs, mill and concentrator throughput, cash flows and mine life; the content of the Definitive Estimate; capital, financing and project development risk; mining dilution; discussions with the Government of Mongolia, Rio Tinto, OTLLC and Turquoise Hill on a range of issues including Entrée's interest in the Entrée/Oyu Tolgoi JV Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.

In certain cases, forward-looking statements and information can be identified by words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are based on numerous assumptions regarding present and future business strategies, the correct interpretation of agreements, laws and regulations; the commencement and conclusion of arbitration proceedings, including the potential benefits, timing and outcome of the arbitration proceedings; local and global economic conditions and negotiations and the environment in which Entrée will operate in the future, including commodity prices, projected grades, projected dilution, anticipated capital and operating costs, including inflationary pressures thereon resulting in cost escalation, and anticipated future production and cash flows; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; the construction and continued development of the Oyu Tolgoi underground mine; the status of Entrée's relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill; and the Company's ability to operate sustainably, its community relations and its social licence to operate.

With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the nature of the ongoing relationship and interaction between OTLLC, Turquoise Hill and Rio Tinto and the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the key agreements entered into between Turquoise Hill, Rio Tinto and the Government of Mongolia are implemented along with the implementation of Resolution 103; the continuation of undercutting in accordance with the mine plan and design; actual timing of first sustainable production from Panel 0 as well as the lifting of restrictions by the Government of Mongolia on the ability of OTLLC to incur additional indebtedness; the amount of any future funding gap to complete the Oyu Tolgoi project; the approval or non-approval by the OTLLC board of any future necessary additional investment, and the likely consequences on the timing and overall economic value of the Oyu Tolgoi project, including slowdown of the underground development; Turquoise Hill's liquidity, Oyu Tolgoi project funding requirements, and the sources, availability, and amount of potential Oyu Tolgoi project funding; the implementation and successful execution of the funding plan delineated in a binding agreement between Turquoise Hill and Rio Tinto (the "Amended HoA") and potential delays in the ability of Turquoise Hill or OTLLC to proceed with the funding elements contemplated by the Amended HoA; the accuracy of the Definitive Estimate; the timing and cost of the construction and expansion of mining and processing facilities; inflationary pressures on prices for critical supplies for Oyu Tolgoi including fuel, power explosives and grinding media resulting in cost escalation; the ability of OTLLC or the Government of Mongolia to deliver a domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC or the Government of Mongolia to construct such a source) within the required contractual timeframe; sources of interim power; OTLLC's ability to operate sustainably, its community relations, and its social licence to operate in Mongolia; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practises in Mongolia; delays, and the costs which would result from delays, in the development of the underground mine; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; international conflicts such as the ongoing Russia-Ukraine conflict; projected commodity prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks related to the potential impact of global or national health concerns, including the COVID-19 pandemic; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto, Turquoise Hill or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; accidents, labour disputes and other risks of the mining industry; global climate change; global conflicts; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgements in the course of preparing forward-looking statements; and those factors discussed in the Company's most recently filed MD&A and in the Company's Annual Information Form for the financial year ended December 31, 2021, dated March 25, 2022 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

SOURCE Entrée Resources

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For further information: David Jan, Investor Relations, Entrée Resources Ltd., Tel: 604-687-4777 | Toll Free: 1-866-368-7330, E-mail: djan@EntreeResourcesLtd.com

CO: Entrée Resources

CNW 08:00e 08-AUG-22